January 18, 2006

Via EDGAR and Overnight Mail

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambridge Heart, Inc.
(File No. 000-20991)
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the fiscal quarter ended September 30, 2005

Dear Mr. Cascio:

On behalf of Cambridge Heart, Inc. (“Cambridge Heart” or the “Company”), set forth below are Cambridge Heart’s responses to the comments set forth in your letter dated December 23, 2005 relating to Cambridge Heart’s Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the fiscal quarter ended September 30, 2005. Each comment from that letter is set forth below in italics and is followed immediately by Cambridge Heart’s response.

Form 10-K for the Year Ended December 31, 2004

Item 8. Financial Statements and Supplementary Data, page 30

Report of Independent Registered Public Accounting Firm, page 31

1. We note that your Report of Independent Registered Public Accountants is signed by Vitale, Caturano and Company, Ltd. We note that the firm appears to be registered with the PCAOB as Vitale, Caturano and Company, P.C. Please tell us whether your accounting firm has listed both names on their PCAOB application or if the firm has changed their legal name. If both names are listed on the application with the PCAOB, please also include the accounting firm’s PCAOB registered name on audit reports in future filings. Alternatively, if the accounting firm has changed their legal name, tell us whether they have notified the PCAOB of this change.

The Company’s public accounting firm has changed its legal name from Vitale, Caturano and Company, P.C. to Vitale, Caturano and Company, Ltd. Although the name Vitale, Caturano and Company, P.C., was used on their initial application for registration with the PCAOB, they notified the PCAOB of this legal name change on April 13, 2005. The Company has been informed by Vitale, Caturano and Company, Ltd., that they have been in contact with the PCAOB regarding the delay in updating the website and expects that the matter will be revised shortly.

Note 8. Convertible Preferred Stock – Page 43

2. We note your issuance of preferred stock on December 6, 2004. Additionally we see the presentation of the preferred stock in the mezzanine section of your balance sheet. Please tell us and disclose in future filings the basis for your presentation, including whether you believe the preferred stock is more akin to debt or equity under paragraph 12(a) SFAS 133, citing applicable literature and terms of your agreements. Please clearly indicate all significant terms, including any redemption provisions. If you determine that the preferred stock is more akin to debt then provide your analysis of whether or not the instrument meets the scope exception of paragraph 11(a) of SFAS 133 by discussing the conversion feature under paragraphs 12-32 of EITF 00-19.

The Company believes that the Series B Preferred Stock is more like equity than debt because the Series B Preferred Stock does not have any mandatory redemption features, or other features that would cause it to be classified as debt under SFAS 150. However, as defined in Section 7(f)(iii) of the Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock, the holders of the Series B Preferred Stock may, in certain circumstances (defined as a “Fundamental Transaction”) receive cash. Therefore, in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities, since a “Fundamental Transaction” may not be solely in the control of the Company and result in the preferred holders receiving cash, the securities were classified outside the permanent equity section.

The significant terms of the Series B Preferred Stock include a) liquidation preferences in the event of a bankruptcy, dissolution or winding up of the Company, in an amount up to the “stated value” of the Series B Preferred Stock, b) payment of cash or other consideration in the event of a “Fundamental Transaction”, c) the ability to convert, at the holders discretion, the preferred shares into shares of the Company’s Common Stock at a fixed rate of $0.45 per common share, and d) certain anti-dilution protection in the event the Company issues Common Stock or the equivalent at less than $0.45 per share of Common Stock equivalent. In addition, in accordance with the terms of the Series B Preferred Stock, the holders have certain registration rights with respect to the shares of Common Stock into which the Series B Preferred Stock may be converted, which rights obligate the Company to file an S-2 Registration Statement, and to keep the Registration Statement current until such time as all shares covered by the Registration Statement have been sold pursuant to Rule 144(k).

The Staff’s comment is noted and the Company will revise its disclosure in future filings to be consistent with the foregoing.

3. In regards to the valuation of the warrants and beneficial conversion feature, please revise future filings to disclose the significant assumptions underlying the valuation including the term, volatility, dividend rate, and discount rate.

The Company valued the warrants to purchase shares of Series B Preferred Stock using the Black-Scholes valuation method. The following significant assumptions were used in the valuation: a) Warrant Term – 5 years, b) Volatility Rate – 118%, c) Dividend Rate – 0%, Risk Free Rate – 3.72%.

The relative fair value of the Series B Preferred Stock, after taking into consideration the fair value of the warrants (as determined above), was used to determine the effective conversion price of the Series B Preferred Stock. The difference between the effective conversion price and the fair market value of the Common Stock into which the Series B Preferred Stock converts was used to compute the value of the beneficial conversion feature (“BCF”). As a result of this calculation, the value of the BCF exceeded the fair value allocated to the Series B Preferred Stock; therefore, the value of the BCF was limited to the fair value of the Series B Preferred Stock.

The Staff’s comment is noted and the Company will revise its disclosure in future filings to include the significant assumptions underlying the valuation of the warrants and beneficial conversion feature.

4. Please tell us the basis for your presentation of the warrants in the mezzanine section of your balance sheet. In addition, tell us why these are not accounted for as derivative liabilities under SFAS 133 and EITF 00-19 since they are subject to the same registration rights agreement as the preferred stock, the conversion price is subject to adjustment and there is a cashless exercise provision.

The Company has presented the warrants to purchase Series B Preferred Stock in the mezzanine section of the balance sheet for the same fundamental reasons detailed above in the response to question 2. In accordance with SFAS 133, paragraph 11(a), the warrants are indexed to the Company’s stock price and are presented in the mezzanine (i.e. equity) section of the statement of financial position, and are therefore not considered derivative instruments. In addition, EITF 00-19, paragraph 8, states that contracts that require physical settlement or a net-share settlement (i.e. cashless exercise), both of which are attributes of the warrants to purchase shares of Series B Preferred Stock, should be classified as equity.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Note 2. Summary of Significant Accounting Policies, page 7

Stock-Based Compensation, page 7.

5. We note that on August 15, 2005 you entered into individual option exchange agreements with four officers, which resulted in 2,686,750 options being cancelled and replaced with 2,975,000 options and on September 19, 2005 you exchanged 805,000 options with five members of the Board of Directors. Please tell us your accounting for these option exchanges citing applicable literature, including FIN 44.

The option exchange agreements entered into with the Company’s officers and directors resulted in the cancellation of certain existing options, with new options granted on the same day which had a lower exercise price. The option exchanges were accounted for as a modification that reduced the exercise price in accordance with Question 11(a) of FASB Interpretation 44, Accounting for Certain Transactions Involving Stock Compensation (FIN 44). In accordance with this literature, the options were accounted for as variable from the date of the modification to the date the awards are exercised, forfeited, or expire unexercised. As of September 30, 2005, all such options were “out of the money” and as a result, no compensation cost was recognized in the quarter ended September 30, 2005.

If you have any questions regarding any of the foregoing, or if you require any additional information, please call me at (781) 271-1200 (x231).

Very truly yours,

/s/ Roderick de Greef

Roderick de Greef

Chief Financial Officer